SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of SEPTEMBER 2020
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: September 2, 2020

List of materials

Documents attached hereto:

i) Press release: Sony Corporation Announces Completion of Making Sony Financial Holdings Inc. a Wholly-owned Subsidiary

September 2, 2020
Sony Corporation

Sony Corporation Announces Completion of Making
Sony Financial Holdings Inc. a Wholly-owned Subsidiary

Following the announcement at the “Sony Corporate Strategy Meeting FY2020” and the “Announcement Regarding Commencement of Tender Offer for Shares and Share Acquisition Rights of Sony Financial Holdings Inc. (Securities Code: 8729)” on May 19, 2020, this is to announce that today Sony Financial Holdings Inc. has become a wholly-owned subsidiary of Sony Corporation. For details, please see the attached press release.

News & Information	Sony Corporation 1-7-1 Konan, Minato-ku, Tokyo

No. 20-073E
September 2, 2020

Announcement Regarding Completion of
Making Sony Financial Holdings Inc. a Wholly-owned Subsidiary

As announced at Sony Corporation’s (“Sony”) Corporate Strategy Meeting held on May 19, 2020 and in “Announcement Regarding Commencement of Tender Offer for Shares and Share Acquisition Rights of Sony Financial Holdings Inc. (Securities Code: 8729)” issued on the same date, in order to achieve further growth and strengthen governance within its financial services business and thereby enhance the corporate value of the overall Sony Group, Sony commenced a tender offer for shares and share acquisition rights of Sony Financial Holdings Inc. ("SFH"), of which it then owned an approximately 65% stake, with a view to making SFH a wholly-owned subsidiary.

Since then, following the results of this tender offer, as advised in the “Announcement Regarding Results of Tender Offer for Shares and Share Acquisition Rights of Sony Financial Holdings Inc. (Securities Code: 8729)” issued on July 14, 2020, Sony commenced procedures to acquire all the common shares of SFH.  The acquisition completed today, and SFH has now become a wholly-owned subsidiary of Sony.

Alongside electronics and entertainment, financial services is a core business that is integral to the long-term growth strategies of the Sony Group.  Under the leadership of Masashi Oka, the new President and CEO of SFH appointed in June 2020, we will aim to implement measures to further strengthen this business and explore further opportunities for synergies, including leveraging Sony’s technology in financial service businesses, to generate unique customer value that only Sony Group can deliver.

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